


ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received

FEB 23 2018

WASH, D.C.

SEC FILE NUMBER
8 – 53087

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/17____ AND ENDING ____12/31/17____
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

New Investor World Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____4975 Preston Park Blvd. Suite 425____
                            (No. and Street)

____Plano____   ____Texas____   ____75093____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____James R. Richards____   ____214-533-6822____
                                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____**Phillip V. George, PLLC**____
                    (Name – *if individual, state last, first, middle name*)

____5179 CR 1026 W.____   ____Celeste____   ____Texas____   ____75423____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Grace Barnard_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **_____New Investor World Incorporated_____**, as of _____December 31_____, 20___17___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


NEW INVESTOR WORLD INCORPORATED
Statement of Financial Condition
December 31, 2017


ASSETS

Cash	$ 102,528
TOTAL ASSETS	$ 102,528

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable	$ 333

Stockholder's Equity

Common stock, $0.10 par value, 10,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	154,108
Accumulated deficit	(52,913)
TOTAL STOCKHOLDER'S EQUITY	102,195
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 102,528

NEW INVESTOR WORLD INCORPORATED
Statement of Income
Year Ended December 31, 2017

Revenue

Interest income	$	528

Expenses

Professional fees	6,000
Regulatory fees	2,250
Other expenses	652
Total Expenses	8,902

NET LOSS	$	(8,374)

NEW INVESTOR WORLD INCORPORATED
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2016	10,000	$ 1,000	$153,605	$ (44,539)	$ 110,066
Net loss	-	-	-	(8,374)	(8,374)
Additional-paid in capital - expenses paid by Parent	-	-	503	-	503
Balances at December 31, 2017	10,000	$ 1,000	$154,108	$ (52,913)	$ 102,195

NEW INVESTOR WORLD INCORPORATED
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(8,374)
Adjustments to reconcile net loss to net cash used in operating activities		
Expenses paid by Parent recorded as additional paid-in capital		503
Net cash used in operating activities		(7,871)
Net change in cash		(7,871)
Cash at beginning of year		110,399
Cash at end of year	$	102,528

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Non-Cash Financing Activities:

The Parent paid expenses on behalf of the Company totaling $503 during 2017 and these expenses were recognized by the Company and additional paid-in capital was recorded.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

New Investor World Incorporated (the Company) was organized in September 2000 as a Texas corporation. The Company is a wholly owned subsidiary of NIW Companies, Inc. (Parent), a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Parent develops wholesale insurance products, and the Company offers these products to other broker/dealers throughout the United States and the Parent offers these products to life agents and agencies throughout the United States.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Insurance commissions and the related expenses are recorded when policies are funded by the customer and accepted by the insurance company and on contracts that remain in force, trail fees and renewal commission are accrued as earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a separate federal income tax return on the cash basis of accounting. The Company is included in the Parent's combined Texas return.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2017, open Federal tax years subject to examination include the tax years ended December 31, 2014 through December 31, 2016.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $102,195, which was $97,195 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .003 to 1.

Note 3 - Income Taxes

The Company incurred a tax loss duing the current year; therefore there is no provision for income taxes. As of December 31, 2017, the Company has a federal net operating loss carry forward of approximately $28,000 available to offset future taxable income, which begins expiring in 2023. The federal net operating loss carry forward creates a deferred tax asset of approximately $6,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 4 - Related Party Transactions/Concentration of Services

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Note 4 - **Related Party Transactions/Concentration of Services (Continued)**

The Company entered into a Services Agreement (Services Agreement) with its Parent effective January 1, 2013, for a one year term, automatically renewable, unless canceled by either party. The Services Agreement has automatically renewed through 2018. Under the Services Agreement, the Parent will provide certain services to the Company, including personal property, staff, office space, and general and administrative expenses. For such services provided, the Parent is entitled to all revenues related to the wholesale insurance products developed by the Parent. The Agreement allows the Company to waive any such portion of the fees in order for the Company to remain in compliance with its minimum net capital requirements (See Note 2). During 2017, there was no wholesale insurance products revenue earned by the Company; therefore, there were no amounts incurred or paid under the Services Agreement during 2017. The Services Agreement was not consummated on terms equivalent to arms length transactions.

Under the Services Agreement, the Company is directly responsible for certain commissions, licensing and registration fees, fines and penalties, bank charges, accounting fees, costs related to the fidelity bond, and consulting and legal fees. Amounts paid by the Parent for such expenses on behalf of the Company totaled $503 during 2017, which were recognized by the Company and recorded as additional paid-in capital and professional fees.

Management and registered securities representatives of the Company are also management and employees of the Parent. The Parent provides for all compensation, other than commissions, to these dual company employees under the Services Agreement.

The Company is economically dependent on the Parent due to the concentration of services provided.

Note 5 - **Contingencies**

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - **Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2017, through February 16, 2018, the date which the financial statements were available to be issued.

NEW INVESTOR WORLD INCORPORATED
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2017

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	102,195
Deductions and/or charges		-
Net Capital	$	102,195
Aggregate indebtedness		
Accounts payable	$	333
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	97,195
Ratio of aggregate indebtedness to net capital		Zero to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by New Investor World Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
New Investor World Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of New Investor World Incorporated as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of New Investor World Incorporated as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of New Investor World Incorporated's management. Our responsibility is to express an opinion on New Investor World Incorporated's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to New Investor World Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of New Investor World Incorporated's financial statements. The supplemental information is the responsibility of New Investor World Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as New Investor World Incorporated's auditor since 2009.

Celeste, Texas
February 16, 2018

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
New Investor World Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) New Investor World Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which New Investor World Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (exemption provisions) and (2) New Investor World Incorporated stated that New Investor World Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. New Investor World Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Investor World Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 16, 2018

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

New Investor World, Inc. Exemption Report

New Investor World, Inc. (the "Company ") is a registered broker -dealer subject to Rule 17 a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17A-5, "Reports to be made certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17A-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(1)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k):(1) throughout the most recent fiscal year without exemption.

New Investor World, Inc.

I, Grace Barnard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true And correct.

Grace Barnard, President
January 5, 2018